
MONARCH

2001 ANNUAL REPORT

New Grand Penthouse Suites & Casino Invited Guest Check-In Lounge













Company Highlights

FINANCIAL INFORMATION (Dollars in thousands, except per share amounts)	**2001**	2000	1999	1998	1997
Casino Revenues	**$64,908**	$59,422	$48,345	$40,717	$37,254
Net Revenues	**104,516**	96,965	78,866	62,511	59,115
EBITDA*	**24,217**	19,512	11,720	13,475	13,284
Income from Operations	**14,132**	9,550	3,798	8,083	9,159
Income (loss) before Extraordinary Item	**4,602**	960	(585)	3,760	3,710
Per Share					
Income (loss) before Extraordinary Item-Diluted	**$0.49**	$0.10	$(0.06)	$0.40	$0.39
Weighted Average Common Shares Outstanding-Diluted	**9,480**	9,477	9,436	9,502	9,479
Total Assets	**$121,064**	$126,391	$131,654	$96,732	$67,828
Long-Term Debt	**64,237**	73,481	82,236	52,310	32,908
Stockholders' Equity	**31,430**	26,829	25,869	26,453	22,694

*EBITDA consists of income from operations plus depreciation and amortization.

MONARCH CASINO & RESORT, INC.


104,516
96,965
NET REVENUES
(in thousands)
78,866
62,511
59,115
2001
2000
1999
1998
1997


24,217
EBITDA
(in thousands)
19,512
11,720
13,475
13,284
2001
2000
1999
1998
1997


INCOME (LOSS) BEFORE
EXTRAORDINARY ITEM
(in thousands)
4,602
3,760
3,710
960
2001
2000
1999
1998
1997
(585)

TABLE OF CONTENTS

To Our Stockholders:

It is my pleasure once again to address you in the midst of another record year for Monarch and the Atlantis. We are reaping the benefits of three straight years of intense capital expenditures that improved and expanded our facilities, combined with hard work and efficiency from the Atlantis team. We achieved record highs in gaming revenues, net revenues and EBITDA in each quarter of and for the entire year 2001, while net income and earnings per share also attained new record highs for the year.

Our growth was fueled by an almost 10% increase in gaming revenues above last year's record. As a result, our net revenues surpassed the $100 million mark for the first time in our company's history to $105 million, an increase of almost eight percent over 2000. Meanwhile, total operating costs and expenses grew only by 3.45%, less than half of our revenue growth rate. Our cash flow, or EBITDA, what I believe to be perhaps the most important measurement of our company's financial health, was up more than 23% year over year from 2000. Our net income grew 379% over last year to a new record $4.6 million. The company benefited from an 11% reduction in interest expense over 2000, as well as from a stabilized depreciation and amortization schedule.

Our total debt outstanding was reduced by $8.7 million in 2001 and, as of this writing, was paid down another $1.8 million. On top of our considerable debt reduction, we spent $4.5 million last year on capital expenditures to further improve our facilities and help keep the Atlantis among the elite casino resorts in the Reno-Sparks area. In 2001, we renovated our hotel room suites in the third tower (we have included pictures of these suites on the inside cover of the 2001 Annual Report), acquired new and upgraded existing slot machines, improved our computer information system equipment and maintained various furniture, fixtures and equipment. We are committed to continually upgrading and renovating our property for the benefit of our patrons and stakeholders alike. For 2002, we have committed another $3 million to the complete renovation of hotel rooms in the first tower, while other upgrades are also planned throughout the year.

We attained record results in 2001 despite an overall reduction in Reno area gaming, a slumping economy and the tragic events of September 11, 2001. Looking ahead to 2002, we face challenges that include the lingering effects of the September 11 attacks on the air travel and hotel and gaming industries in general, as well as increased competition from Native American gaming resorts. The Native American gaming resorts in and around the Sacramento and Redding areas offer an alternative gaming destination to our Northern California guests. To our benefit, the Reno Sparks Convention Center, which is located directly across the street from the Atlantis, is undergoing complete renovation and expansion, expected to be completed in mid-July, 2002, three months ahead of schedule. The expanded Convention Center hopefully will lead to increased conventioneer traffic to the Atlantis, as we manage the challenge posed by new Native American gaming casinos.

The Reno Sparks Convention Center, once fully expanded, will total nearly 500,000 square feet, consisting of 381,000 square feet of contiguous exhibition space, 79,000 square feet of meeting room space and a 30,000 square-foot ballroom. In addition, a 1,000-car capacity parking lot has been constructed adjacent to the Convention Center to ensure sufficient access to visitors and conventioneers. We have included artists' renderings of the completed facility on the inside back cover of the 2001 Annual Report.

Overall, we are tremendously excited about our position in the Reno Sparks hotel and gaming market, and continue to expect steady business growth in the next year and beyond. We are grateful to our team for their hard work and commitment, and we extend our thanks to our loyal guests.

John Farahi

Co-chairman & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(MARK ONE)

[✓] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____TO_____

Commission File No. 0-22088

MONARCH CASINO & RESORT, INC.

(Exact name of registrant as specified in its charter)

Nevada	**88-0300760**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
1175 W. Moana Lane, Suite 200 Reno, Nevada	**89509**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (775) 825-3355

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES [✓] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of voting stock held by nonaffiliates of the Registrant as of March 19, 2002, based on the closing price as reported on The Nasdaq Stock Market[SM] of $11.10 per share, was approximately $25,872,713.

As of March 19, 2002, Registrant had outstanding 9,436,275 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for Registrant's Annual Meeting of Stockholders for the year ended December 31, 2001, which Proxy Statement shall be filed with the Commission not later than 120 days after the end of the fiscal year covered by this report, are incorporated by reference into Part III.

STATEMENTS IN THIS ANNUAL REPORT ON FORM 10-K WHICH EXPRESS THE "BELIEF", "ANTICIPATION", "INTENTION", "EXPECTATION", OR "SCHEDULES" AS WELL AS OTHER STATEMENTS WHICH ARE NOT HISTORICAL FACT, AND STATEMENTS AS TO BUSINESS OPPORTUNITIES, MARKET CONDITIONS, COST ESTIMATIONS AND OPERATING PERFORMANCE INSOFAR AS THEY MAY APPLY PROSPECTIVELY, ARE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934 AND INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED.

PART I

ITEM 1. BUSINESS

Monarch Casino & Resort, Inc., through its wholly-owned subsidiary, Golden Road Motor Inn, Inc. ("Golden Road"), owns and operates the tropically-themed Atlantis Casino Resort, a hotel/casino facility in Reno, Nevada (the "Atlantis"). Unless otherwise indicated, "Monarch" or the "Company" refers to Monarch Casino & Resort, Inc. and its Golden Road subsidiary. Monarch was incorporated in 1993 under Nevada law for the purpose of acquiring all of the stock of Golden Road. The principal asset of Monarch is the stock of Golden Road, which holds all of the assets of the Atlantis. The Company's principal executive offices are located at 1175 West Moana Lane, Suite 200, Reno, Nevada 89509, telephone (775) 825-3355.

THE ATLANTIS CASINO RESORT

Through Golden Road, the Company owns and operates the tropically-themed Atlantis, which is located approximately three miles south of downtown Reno in the generally more affluent southwest area of Reno. The Atlantis features approximately 51,000 square feet of casino space interspersed with waterfalls and water features, giant artificial palm trees, thatched-roof huts, and other tropical features; a hotel and a motor lodge with a total guest room count of 980 available rooms; nine food outlets; a nightclub; an enclosed pool with waterfall features in addition to an outdoor pool; health club; two retail outlets featuring traditional "gift shop" merchandise as well as clothing and other merchandise; an 8,000 square-foot family entertainment center; and approximately 25,000 square feet of banquet, convention and meeting room space.

The Atlantis is the closest hotel casino to the Reno Sparks Convention Center (the "Convention Center"), and the only hotel-casino located within easy walking distance of the Convention Center, which is currently under a $105 million expansion and renovation, scheduled to be completed in mid-July, 2002. Once completed, the Convention Center will offer approximately 490,000 square feet consisting of 381,000 square feet of contiguous exhibition space in addition to 79,000 square feet of meeting room space and a 30,000 square-foot ballroom.

CASINO. The Atlantis' casino features 37 table games, including blackjack, craps, roulette, "Let it Ride(TM)", "Three Card Poker(TM)", "Fortune Pai Gow Poker(TM)", and "Royal Match(TM)"; approximately 1,500 slot and video poker machines; a race and sports book (which is operated by an independent third party pursuant to a lease arrangement with the Company); keno; and a poker room. During the year ended December 31, 2001, 77.3% of the Atlantis' casino revenue was from slot and video poker machines, 19.8% was from table games, and 2.9% was from keno, the poker room and sportsbook lease income.

The Atlantis offers what the Company believes to be higher-than-average payout rates on slot machines relative to other Northern Nevada area casinos and has adopted liberal rules for its blackjack games which include using mostly single decks of cards at its tables and allowing the player to "double down" on the first two cards. The Company attracts high-end players through upgraded property amenities and services and aggressive extension of credit after careful credit history evaluation.

Lodging. The Atlantis features three contiguous high-rise hotel towers offering a total of 831 available rooms and suites, and a low-rise motor lodge offering another 149 available rooms, for a total guest room count of 980 available rooms. The first of the three hotel towers was completed in April 1991 and contains 160 rooms and suites in 13 stories, and is currently undergoing a $3 million complete interior renovation, which is scheduled to be completed in spring 2002. The second hotel tower was completed in September 1994 and contains 283 rooms and suites in 19 stories. The third tower was completed in June 1999 and contains 388 rooms and suites in 28 stories. The rooms on the top seven floors in the newest tower are larger than the standard guest rooms by nearly 20% and feature private elevator access, upscale accommodations, and a private concierge service.

The Atlantis' hotel rooms feature fresh, colorful interior decorations and furnishings consistent with the Atlantis' tropical theme, as well as nine-foot ceilings (most standard hotel rooms feature eight-foot ceilings), which give the rooms an open and spacious feel. The newest hotel tower features a four story waterfall with an adjacent swimming pool in a climate controlled, five story glass enclosure, which shares an outdoor third floor pool deck with an outdoor swimming pool and whirlpool. The health club is located adjacent to the swimming areas. The hotel also features glass elevators rising the full 19 and 28 stories of the two taller hotel towers, providing panoramic views of the Reno-Sparks area and the Sierra Nevadas, a majestic mountain range separating Nevada from California.

The two-story, 149-room motor lodge, which has been operated by the Company since 1973, is located on the back half of the Atlantis' 13-acre site. The motor lodge rooms, which are also decorated and furnished consistently with the Atlantis' tropical theme, contain less average square footage than the tower hotel rooms and have standard eight-foot ceilings. The Company believes the motor lodge rooms appeal to value conscious travelers who still want to enjoy the experience of, and amenities associated with, a stay at a first-class hotel casino resort.

The average occupancy rate at the Atlantis for fiscal years 2001, 2000, and 1999 was 91.1%, 90.8%, and 86.8%, respectively.

DINING. The Atlantis features six restaurants, one snack bar, and two gourmet coffee bars. They include the 640-seat Toucan Charlie's Buffet & Grill, which features a wide variety of standard hot food line selections, salads and seafood, and specialty substations featuring made to order items such as Mongolian Barbecue, fresh Southwest and Asian specialties, meats roasted in wood-fired rotisserie ovens, and two salad stations; the aquatic-themed 135-seat Atlantis Seafood Steakhouse gourmet restaurant; the upscale, intimate 230-seat MonteVigna Italian Ristorante, featuring a centrally located wine "cellar" and seasonal outdoor terrace; the 85-seat Oyster Bar restaurant in the Sky Terrace, featuring seafood flown in daily and soups and bisques made to order; a 178-seat twenty-four hour coffee shop; a 104-seat cafe restaurant featuring pizzas from a wood-fired, brick oven; and a snack bar and soda fountain. There are two gourmet coffee bars, one located in the Sky Terrace, and the other located adjacent to the Xanadu Lounge next to the 28-story elevator lobby, both featuring fine specialty coffee drinks and pastries and desserts made fresh daily in the Atlantis bakery.

THE SKY TERRACE. The Sky Terrace is a unique structure, with a diamond-shaped, blue glass body rising approximately 55 feet from street level and spanning 160 feet across South Virginia Street with no intermediate support pillars. The Sky Terrace connects the Atlantis with additional parking on a 16 acre site owned by the Company across South Virginia Street from the Atlantis. The structure is supported at each end by two 100 foot tall Grecian columns. The tropically-themed interior of the Sky Terrace contains an oyster bar, a gourmet coffee and pastry bar with adjacent table seating, a video poker bar, banks of slot machines, and a lounge area featuring oversized leather sofas and chairs.

Capital expenditures at the Atlantis totaled approximately $4.5, $3.9 million, and $46.1 million in fiscal years 2001, 2000, and 1999, respectively. In 2001, capital expenditures consisted primarily of renovations of hotel room suites in the third tower, continued acquisition of and upgrades to slot machines, computer information system equipment and various other furniture, fixtures and equipment to upgrade existing facilities. Capital expenditures during 2000 included renovation of the high-limit slot area, construction of new public restrooms on the casino floor, new slot machine equipment, and various other furnishings, fixtures & equipment to maintain the existing facilities. The capital expenditures during 1999 were a combination of construction costs and the cost of furnishing the completed Atlantis expansion with fixtures and equipment.

Operations at the Atlantis are conducted 24 hours a day, every day of the year. The Atlantis' business is moderately seasonal in nature, with its highest revenues typically occurring in the summer months and lower revenues generally occurring in the winter months.

MARKETING

The Company's revenues and operating income are largely dependent on the level of gaming activity at the Atlantis' casino; therefore, the Company's predominant marketing goal is to attract gaming customers to its casino. The Company's primary objective for its hotel, food and beverage outlets, and other amenities is to utilize those facilities to generate additional casino play, although as a secondary goal, the Company also seeks to maximize revenues from those areas.

The Company's marketing efforts are directed toward three broad consumer groups: Reno area residents, non-conventioneer visitors to the Reno area, and conventioneers. The Company believes that the Atlantis' location outside the downtown area and across the street from the Convention Center makes the property appealing to all three groups.

RENO AREA RESIDENTS. The Atlantis' proximity to rapidly growing, generally more affluent southwestern Reno residential areas provides a significant source of middle to upper-middle income gaming customers. The Company markets to Reno area residents ("Locals") on the basis of the Atlantis' location and accessibility, the quality and ambiance of the Atlantis facility, friendly efficient service, the quality and relative value of its food and beverage offerings, entertainment offerings, promotions, and gaming values. The Company believes that Locals as a group tend to prefer slot and video poker machines over table games, and tend to prefer video poker machines over reel-spinning (or electronically simulated reel-spinning) slot machines.

Accordingly, the Atlantis provides a large, diverse selection of video poker machines. Moreover, the Company believes that Locals tend to seek out and frequent those casinos with higher-than-average payout rates on slot and video poker machines relative to other Northern Nevada area casinos and liberal rules on table games. The Company believes that the Atlantis offers higher-than-average payout rates on slot machines, and has adopted liberal rules for its blackjack games which include using single decks of cards at its tables and allowing players to "double down" on the first two cards.

NON-CONVENTIONEER VISITORS. Reno is a popular gaming and vacation destination which enjoys direct freeway access to nearly all major northern California population centers, and non-stop air service from most large cities in the western United States as well as many Midwest and southern population centers such as Chicago, Dallas and Minneapolis. The principal segments of Reno's non-conventioneer visitor market are leisure travelers, package tour and travel customers, and higher-level wagerers. The Company attempts to maximize its gaming revenues and hotel occupancy through a balanced marketing approach addressing each market segment.

Leisure travelers are not affiliated with groups and make their reservations directly with hotels of their choice or through independent travel agents. The Company believes that this segment is largely comprised of individuals driving, and to a lesser extent, flying to Reno from a regional market, primarily northern California and to a lesser extent, the Pacific Northwest. The Company strives to attract the middle to upper-middle income strata of this segment through advertising and direct marketing in select markets. This segment represents a significant portion of the Atlantis' customers, especially those customers visiting on weekends.

The package tour and travel segment consists of visitors who utilize travel "packages" produced by wholesale operators. The Company markets to this segment through relationships with select wholesalers, primarily to generate customer visits and supplement occupancy mid-week.

The Company selectively markets to higher-level wagerers through direct sales. The Company utilizes complimentary rooms, food and beverage, special events and the extension of gaming credit to attract higher-level wagerers.

CONVENTIONEERS. Convention business, like package tour and travel, generates mid-week customer visits and supplements occupancy during low-demand periods. Conventioneers typically also pay higher average room rates than non-conventioneers. The Company seeks those convention and meeting groups which it believes will materially enhance the Atlantis' average occupancy rate and average daily room rates, as well as those the Company believes will be more likely to gamble. As the only hotel casino within easy walking distance of the Convention Center, the Company believes the Atlantis is uniquely positioned to capitalize on this segment. The Company believes that this market segment is presently underserved in the Reno area, and that the additional rooms and amenities accompanying the completed Atlantis expansion enhances the Company's ability to realize the potential of this market segment.

The Company markets to all customer segments, including conventioneers, on the basis of the quality and ambiance of the Atlantis facility, friendly efficient service, the quality and relative value of its rooms and food and beverage offerings, entertainment offerings, promotions, and gaming values.

The Company offers a frequent player club, "Club Paradise," which allows the Atlantis' customers to earn rewards and special privileges based on the amount of their play, while at the same time allowing the Company to track the play of those customers utilizing a computerized player tracking system. The Company uses this information to determine appropriate levels of complimentary awards, and also in its direct marketing efforts. The Company believes that Club Paradise significantly enhances the Company's ability to build customer loyalty and generate repeat customer visits.

COMPETITION

Competition in the Reno area gaming market is intense. Based on information obtained from the December 31, 2001 Gaming Revenue Report published by the Nevada State Gaming Control Board and Company estimates, the Company believes that there are approximately 12 casinos in the Reno area which generate more than $12 million each in annual gaming revenues, approximately 7 of which are located in downtown Reno.

The Company believes that the Atlantis' competition for Locals comes primarily from other large-scale casinos located outside of downtown Reno that offer amenities that appeal to middle to upper-middle income customers, and secondarily with those casinos located in downtown Reno which offer similar amenities. The Company competes for Locals primarily on the basis of the desirability of its location, the quality and ambiance of the Atlantis facility, friendly efficient service, the quality and relative value of its food and beverage offerings, entertainment offerings, promotions, and gaming values. The Company believes its proximity to residential areas in southwest Reno and its abundant surface parking afford it an advantage over the casinos located in downtown Reno in attracting Locals.

The Company believes that the Atlantis' primary competition for non-conventioneer visitors comes from other large-scale casinos, including those located in downtown Reno and those located away from downtown Reno, that offer amenities that appeal to middle to upper-middle income customers. The Company competes for non-conventioneer visitors on the basis of the desirability of its location, the quality and ambiance of the Atlantis facility, friendly efficient service, the quality and relative value of its rooms and food and beverage offerings, entertainment offerings, promotions, and gaming values. The Company believes that its location away from downtown Reno is appealing to many customers who prefer to avoid the more congested downtown area; however, the Atlantis' location is a disadvantage in that it does not afford the Company the ability to generate walk-in traffic (except with respect to persons attending events at the Convention Center), which is a significant source of customers for some casinos located in downtown Reno.

The Company believes that the Atlantis' primary competition for conventioneers comes from other large-scale hotel casinos in the Reno area that actively target the convention market segment, and secondarily from other cities on the U.S. west coast with large convention facilities and substantial hotel capacity, including Las Vegas. The Company competes for conventioneers based on the desirability of its location, the quality and ambiance of the Atlantis facility, meeting and banquet rooms designed to appeal to conventions and groups, friendly efficient service, and the quality and relative value of its rooms and food and beverage offerings. The Company believes that the Atlantis' proximity to the Convention Center affords it a distinct competitive advantage in attracting conventioneers.

The Atlantis also competes for gaming customers with hotel casino operations located in other parts of Nevada, especially Las Vegas and Lake Tahoe, and with hotel casinos, Indian casinos, and riverboat casinos located elsewhere throughout the United States and the world. The Company believes that the Atlantis also competes to a lesser extent with state-sponsored lotteries, off-track wagering, card parlors, and other forms of legalized gaming, particularly in northern California and the Pacific Northwest.

The constitutional amendment approved by California voters allowing the expansion of Indian gaming in the form of casinos in California will have an impact on casino revenues in Nevada in general, and many analysts have predicted the impact will be more significant on the Reno-Lake Tahoe market. The extent of this impact is difficult to predict, but the Company believes that the impact on the Company will be mitigated to an extent due to the Atlantis' emphasis on Reno area residents as a significant base of its business and the future potential of convention business due to its proximity to the expanding convention center due for completion in July, 2002. Other Reno area casinos may intensify their marketing efforts to Reno area residents if they suffer business losses due to increased pressure from California Indian casinos which may impact the Company's customer base and, consequently, revenues. However, the Company believes its numerous amenities such as a wide array of restaurants, a video arcade, banquet facilities and surface parking are a key factor in the Company's ability to attract Reno area residents which competitor facilities will not easily be able to match without major capital expenditures.

Certain experienced Nevada gaming operators have agreements to build and manage Indian casino facilities near Sacramento, one of Reno's key feeder markets. Once these facilities receive all the required permits and are built, they could provide an alternative to Reno area casinos, especially during certain winter periods when auto travel through the Sierra Nevada is hampered.

The Company believes that the legalization of unlimited land-based casino gaming in or near any major metropolitan area in the Atlantis' key marketing areas, such as San Francisco or Sacramento, could have a material adverse impact on its business.

REGULATION AND LICENSING

Nevada Gaming Regulation

The ownership and operation of casino gaming facilities in Nevada are subject to: (i) the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the "Nevada Act"); and (ii) various local regulations. The Company's gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission (the "Nevada Commission"), the Nevada State Gaming Control Board (the "Nevada Board"), and the Reno City Council (the "Reno Board"). (The Nevada Commission, the Nevada State Gaming Control Board, and the Reno Board are collectively hereinafter referred to as the "Nevada Gaming Authorities.")

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) providing a source of state and local revenues through taxation and licensing fees. Changes in such laws, regulations and procedures could have an adverse effect on the Company's gaming operations.

Golden Road, which operates the Atlantis, is required to be licensed by the Nevada Gaming Authorities. The gaming license requires the periodic payment of fees and taxes and is not transferable. The Company is registered by the Nevada Commission as a publicly traded corporation ("Registered Corporation") and as such, it is required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information which the Nevada Commission may require. No person may become a stockholder of, or receive any percentage of profits from, Golden Road without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Company and Golden Road have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits and licenses required in order to engage in gaming activities in Nevada.

The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, the Company or Golden Road in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and key employees of Golden Road must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Officers, directors and key employees of the Company who are actively and directly involved in gaming activities of Golden Road may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with the Company or Golden Road, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require the Company or Golden Road to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

The Company and Golden Road are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by Golden Road must be reported to, or approved by, the Nevada Commission.

If it were determined that the Nevada Act was violated by Golden Road, the gaming licenses it holds could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, Golden Road, the Company, and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate the Company's gaming properties and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of the Company's gaming properties) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect the Company's gaming operations.

Any beneficial holder of the Company's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his suitability as a beneficial holder of the Company's voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

The Nevada Gaming Act requires any person who acquires more than 5% of the Company's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of the Company's voting securities apply to the Nevada Commission for a finding of suitability within 30 days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of the Company's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Company, any change in the Company's corporate charter, bylaws, management, policies or operations of the Company, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Company's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. The Company is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with such Company or Golden Road, the Company (i) pays that person any dividend or interest upon voting securities of the Company, (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pays remuneration in any form to that person for services rendered or otherwise, or (iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities for cash at fair market value.

The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

The Company is required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company is also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require the Company's stock certificates to bear a legend indicating that the securities are subject to the Nevada Act.

The Company may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Such approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful.

Changes in control of the Company through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Company can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Company's Board of Directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purposes of acquiring control of the Registered Corporation.

Licensee fees and taxes computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (i) a percentage of the gross revenues received; (ii) the number of gaming devices operated; or (iii) the number of table games operated. A casino entertainment tax is also paid by casino operations where entertainment is furnished in connection with the selling of food or refreshments. Nevada licensees that hold a license as an operator of a slot route, a manufacturer or a distributor also pay certain fees and taxes to the State of Nevada.

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. A licensee is also subject to disciplinary action by the Nevada Commission if it knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engages in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

EMPLOYEES

As of March 19, 2002, the Company had approximately 1,848 employees. None of the Company's employees are covered by collective bargaining agreements. The Company believes that its relationship with its employees is good.

ITEM 2. PROPERTIES

The Company's properties consist of:

(a) The approximately 13 acre site in Reno, Nevada on which the Atlantis is situated, including the hotel towers, casino, restaurant facilities and surrounding parking is, in part or in whole, held subject to trust deed encumbrances in favor of financial institutions totaling approximately $67.3 million as of March 19, 2002.

(b) An approximately 16 acre site in Reno, Nevada adjacent to the Atlantis and connected to the Atlantis by the Sky Terrace, includes approximately eleven acres of paved parking used for customer, employee and valet parking. The remainder of the site is undeveloped. This site is compliant with all casino zoning requirements and is suitable and available for future expansion of the Atlantis facilities, parking, or complimentary resort and/or entertainment amenities. The Company has not determined what the ultimate use of this site will be. These 16 acres are held subject to a trust deed encumbrance in the approximate amount of $66.3 million as of March 19, 2002, which amount is also secured by the 13 acre site. This $66.3 million debt is included in the $67.3 million indicated in ITEM 2 (a) above.

ITEM 3. LEGAL PROCEEDINGS

On April 26, 1994, and May 10, 1994, complaints in purported class action lawsuits (William Poulos v. Caesars World, Inc. et al., Case No. 94-478-Civ-Orl-22, and William H. Ahern v. Caesars World, Inc. et al., Case No. 94-532-Civ-Orl-22, respectively) were filed in the United States District Court for the Middle District of Florida (the "Florida Complaints") and were subsequently transferred to the United States District Court for the District of Nevada, Southern Division (the "Nevada District Court"). On September 26, 1995, a complaint in a purported class action lawsuit (Larry Schrier v. Caesars World, Inc. et al., Case No. 95-923-LDG (RJJ)) was filed in Nevada District Court (along with the Florida Complaints, the "Complaints"). The Complaints allege that manufacturers, distributors and casino operators of video poker and electronic slot machines, including the Company, have engaged in a course of conduct intended to induce persons to play such games based on a false belief concerning how the gaming machines operate, as well as the extent to which there is an opportunity to win on a given play. The Complaints charge Defendants with violations of the Racketeer Influenced and Corrupt Organizations Act, as well as claims of common law fraud, unjust enrichment and negligent misrepresentation, and seek damages in excess of $1 billion without any substantiation of that amount. The Nevada District Court consolidated the actions (and one other action styled William Poulos v. American Family Cruise Line, NV et al., Case No. CV -S-95-936-LDG (RLH), in which the Company is not a named defendant). Management believes that the substantive allegations in the Complaints are without merit and intends vigorously to defend the allegations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of the Company's security holders during the fourth quarter of 2001.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) The Company's common stock trades on The Nasdaq Stock Market(SM) under the symbol MCRI. The following table sets forth the high and low bid prices of the Company's common stock, as reported by The Nasdaq Stock Market(SM), during the periods indicated.

	2001		2000	
	High	Low	High	Low
First quarter	5.625	4.125	5.563	3.063
Second quarter	5.400	4.400	5.813	3.813
Third quarter	6.060	5.000	5.813	4.375
Fourth quarter	7.980	5.300	5.875	4.125

(b) As of March 19, 2002, there were approximately 121 holders of record of the Company's common stock, and approximately 459 beneficial stockholders.

(c) The Company has never paid dividends. The Company presently intends to retain earnings and use free cash to finance its operating activities, for maintenance capital expenditures and to reduce debt. The Company does not anticipate declaring cash dividends in the foreseeable future. The Company's bank loan agreement also contains provisions which limit Monarch's ability to pay dividends to its stockholders. See Item 8, "FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 5."

ITEM 6. SELECTED FINANCIAL DATA

	Years Ended December 31,				
(In thousands except per share amounts)	2001 (1)	2000 (2)	1999 (3)	1998 (4)	1997 (5)
Operating results					
Casino revenues	$ 64,908	$ 59,373	$ 48,345	$ 40,717	$ 37,254
Other revenues	54,461	51,713	43,227	31,802	30,365
Gross revenues	119,369	111,086	91,572	72,519	67,619
Promotional allowances	(14,853)	(14,170)	(12,707)	(10,009)	(8,504)
Net revenues	104,516	96,916	78,866	62,511	59,115
Income from operations	14,132	9,550	3,798	8,083	9,159
Income (loss) before income tax and extraordinary item	6,888	1,386	(945)	5,681	5,722
Income (loss) before extraordinary item	4,602	960	(585)	3,760	3,710
Net income (loss)	$ 4,602	$ 960	$ (585)	$ 3,760	$ 3,526

(In thousands except per share amounts)	2001 (1)	2000 (2)	1999 (3)	1998 (4)	1997 (5)
	Years Ended December 31,				
Income (loss) per share of common stock					
Income (loss) before extraordinary item					
Basic	$ 0.49	$ 0.10	$ (0.06)	$ 0.40	$ 0.39
Diluted	$ 0.49	$ 0.10	$ (0.06)	$ 0.40	$ 0.39
Net income (loss)					
Basic	$ 0.49	$ 0.10	$ (0.06)	$ 0.40	$ 0.37
Diluted	$ 0.49	$ 0.10	$ (0.06)	$ 0.40	$ 0.37
Weighted average number of common shares and potential common shares outstanding					
Basic	9,436	9,436	9,436	9,436	9,444
Diluted	9,480	9,477	9,436	9,502	9,479
Other data					
EBITDA (6)	$ 24,217	$ 19,512	$ 11,720	$ 13,475	$ 13,284
Depreciation and amortization	$ 10,085	$ 10,101	$ 7,738	$ 4,436	$ 4,125
Interest expense, net	$ 7,243	$ 8,165	$ 4,742	$ 2,403	$ 3,437
Capital expenditures (7)	$ 4,488	$ 3,866	$ 46,132	$ 34,482	$ 2,270
Balance sheet data					
Total assets	$ 121,064	$ 126,391	$ 131,654	$ 96,732	$ 67,828
Current maturities of long-term debt	$ 8,106	$ 7,538	$ 7,334	$ 850	$ 2,244
Long-term debt, less current maturities	$ 64,237	$ 73,481	$ 82,236	$ 52,310	$ 32,908
Stockholders' equity (8)	$ 31,430	$ 26,829	$ 25,869	$ 26,453	$ 22,694

(1) 2001 includes a $25 thousand gain on disposal of fixed assets.

(2) 2000 includes a $139 thousand gain on disposal of fixed assets.

(3) 1999 includes a $184 thousand loss on disposal of fixed assets.

(4) 1998 includes a non-cash disposal of fixed assets charge of $956 thousand, primarily from demolition relating to the start of the Atlantis Expansion.

(5) 1997 includes a $185 thousand non-cash extraordinary loss on early retirement of debt, net of applicable income tax benefit.

(6) "EBITDA" consists of income from operations plus depreciation, amortization, and loss on disposal of assets less gain on disposal of assets. EBITDA should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of the Company's operating performance, or as an alternative to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. This item enables comparison of the Company's performance with the performance of other companies that report EBITDA, although some companies do not calculate this measure in the same manner and therefore, the measure as presented, may not be comparable to similarly titled measures presented by other companies.

(7) Includes amounts financed with debt or capitalized lease obligations.

(8) The Company paid no dividends during the five year period ended December 31, 2001.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included herein contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as statements relating to anticipated expenses, capital spending and financing sources. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made herein. These risks and uncertainties include, but are not limited to, those relating to competitive industry conditions, expansion of Indian casinos in California, Reno-area tourism conditions, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), the regulation of the gaming industry (including actions affecting licensing), outcome of litigation, domestic or global economic conditions including those affected by the events of September 11, 2001 and changes in federal or state tax laws or the administration of such laws.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepares its Consolidated Financial Statements in conformity with principles generally accepted in the United States. Certain of the Company's policies, including the estimated lives assigned to the Company's assets, the determination of bad debt, self insurance reserves, credit risk, and the calculation of income tax liabilities, require that the Company apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. The Company's judgments are based on historical experience, terms of existing contracts, observations of trends in the industry, information provided by customers and information available from other outside sources, as appropriate. There can be no assurance that actual results will not differ from Company estimates. To provide an understanding of the methodologies applied, the Company's significant accounting policies are discussed where appropriate in this discussion and analysis and in the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

2001 Compared with 2000

For the year ended December 31, 2001, the Company had net income of $4.6 million, or $0.49 per share, on net revenues of $104.5 million, compared to a net income of $1.0 million, or $0.10 per share, on net revenues of $96.9 million for the year ended December 31, 2000. The Company's income from operations totaled $14.1 million for 2001 compared to $9.6 million for 2000. Net revenues for the year 2001 constitute a record high for any of the Company's comparable twelve month periods, due to more efficient operations. A 48.0% increase in net revenue flow to operating income and an 11.3% reduction in interest expense over 2000 were major factors in the increase in Net Income. The Company believes the Atlantis continued to benefit in 2001 from the rapid growth occurring in the residential and industrial communities south of the Atlantis in Reno, and from the increasing popularity of the Atlantis with visitors to the Reno area.

Casino revenues totaled $64.9 million in 2001, up 9.3% from $59.4 million in 2000, driven by increases in slot, keno and poker game win. Revenue from slot and video poker machines ("slot machines") increased approximately 11.8% in 2001 compared to 2000 due to increased play as a result of the 1999 property expansion and upgrade of facilities and equipment in 2000 and 2001. Table game win increased approximately 1.0% in 2001 compared to 2000 due to an approximate 5.1% increase in table game drop which was offset by a lower win percentage in year 2001 compared to year 2000. Keno and poker room revenues combined increased approximately 6.6% in 2001 over 2000 primarily due to an approximate 24.8% increase in poker revenue as the poker room, which opened in mid 1999, continued to develop a loyal player base. Keno write increased approximately 4.9% in 2001 compared to 2000 as a result of successful efforts to increase play in restaurants and throughout the gaming floor. Casino operating expenses were 40.1% of casino revenues in 2001, compared to 43.0% in 2000. The decrease was due to continued efficiency of operations.

Food and beverage revenues increased in 2001, up 6.3% to $32.0 million from $30.1 million in 2000, primarily due to an 8% increase in average revenue per cover which was partially offset by a 2.1% decrease in covers. Food and beverage operating expenses decreased to 56.9% of food and beverage revenues in 2001 compared to 61.4% in 2000, due to more efficient operations.

Hotel revenues totaled $19.0 million in 2001, an increase of 4.1% from $18.3 million in 2000. The increase reflects a slight decrease in average daily occupied room rate offset by a slight increase in occupancy rate during the twelve month period of 2001 compared to the same period in 2000. Year 2001 revenues also include a $3.00 per occupied room energy surcharge that was assessed during the period April 2001 through December 2001 that was not assessed during 2000. The Atlantis' average daily room rate ("ADR") was $53.48 in 2001, compared to $53.59 in 2000. The average occupancy rate at the Atlantis was 91.1% in 2001 compared to 90.8% in 2000. Hotel operating expenses increased to 37.5% of hotel revenues in 2001, compared to 35.2% in 2000. This increase in operating expenses as a percentage of hotel revenues resulted from increased room maintenance costs and an increase in the hotel bad debt reserve.

Other revenues increased approximately 3.1% in 2001 to $3.5 million from $3.4 million in 2000, reflecting an increase in sales from the logo gift shop, which opened in August 1999. Other expenses were approximately 37.4% of other revenues in 2001, down from 40.1% in 2000, primarily due to continued operating efficiencies of operating the two gift shops.

Selling, general and administrative ("SG&A") expenses totaled 26.5% of net revenues in 2001, compared to 26.4% in 2000. The slight increase in these expenses as a percentage of revenues reflects increased energy costs, offset to a certain extent by economies of scale from the 1999 Atlantis expansion.

Depreciation and amortization expense was $10.1 million in 2001, unchanged when compared to 2000.

Net interest expense for 2001 totaled $7.2 million, down 11.3% from $8.2 million in 2000, due to reduced interest rates and lower debt outstanding. Net interest expense for 2001 included guarantee fees paid to officers of the Company. Starting January 1, 2001, the Company began compensating the officers of the Company for their personal guarantee at the rate of 2.0% of average outstanding guaranteed debt. These guarantee payments totaled approximately $1.5 million in 2001.

2000 Compared with 1999

For the year ended December 31, 2000, the Company had net income of $1.0 million, or $0.10 per share, on net revenues of $97.0 million, compared to a loss of $0.6 million, or $0.06 per share, on net revenues of $78.9 million for the year ended December 31, 1999. The Company's income from operations totaled $9.6 million for 2000 compared to $3.8 million for 1999. Net revenues for the year 2000 constituted a then-record high for any of the Company's comparable twelve month periods; however, net income was impacted by a 30.5% increase in depreciation and amortization and a 72.2% increase in net interest expense, when compared to 1999, which can be attributed directly to the Atlantis expansion. The Company believes the Atlantis continued to benefit in 2000 from the rapid growth occurring in the residential and industrial communities south of the Atlantis in Reno, and from the increasing popularity of the Atlantis with visitors to the Reno area.

Casino revenues totaled $59.4 million in 2000, up 22.8% from $48.3 million in 1999, driven by increases in both slot and table game win. Revenue from slot and video poker machines ("slot machines") increased approximately 22.1% in 2000 compared to 1999 due to an almost 15.4% increase in the number of slot machines on average for the year. Table game win increased approximately 24.7% in 2000 compared to 1999 due to an increase in table game drop and an 8.2% increase in the number of table games on average for the year. Also, a new poker room was added as a part of the Atlantis expansion in the third quarter of 1999 generating revenue for twelve months in 2000 compared to a little over five months in 1999. Casino operating expenses were 42.9% of casino revenues in 2000, compared to 44.8% in 1999, primarily due to more efficient operations.

Food and beverage revenues increased in 2000, up 19.3% to $30.1 million from $25.2 million in 1999, due primarily to the operation of two new restaurants, an additional beverage lounge, expansion of the buffet restaurant, and an increase in the number of guest checks due principally to the newly expanded hotel. Food and beverage operating expenses decreased to 61.4% of food and beverage revenues in 2000 compared to 64.1% in 1999, due to more efficient operations.

Hotel revenues totaled $18.3 million in 2000, an increase of 23.5% from $14.8 million in 1999, driven by an approximately 25.1% increase in the number of rooms available. The Atlantis' average daily room rate ("ADR") was $53.59 in 2000, compared to $55.16 in 1999. The average occupancy rate at the Atlantis was 90.8% in 2000 compared to 86.8% in 1999. Hotel operating expenses increased to 35.2% of hotel revenues in 2000, compared to 33.0% in 1999. This increase in operating expenses as a percentage of hotel revenues resulted from increased payroll and operating costs for the expanded hotel and additional amenities.

Other revenues increased approximately 4.4% in 2000 to $3.4 million from $3.2 million in 1999, reflecting the opening of a logo gift shop in August 1999. Other expenses were approximately 40.1% of other revenues in 2000, up from 35.1% in 1999, primarily due to opening a second gift shop.

Selling, general and administrative ("SG&A") expenses totaled 26.4% of net revenues in 2000, compared to 29.8% in 1999. The decrease in these expenses as a percentage of revenues reflects the fact that certain payroll and operating costs have not increased to the same extent as revenues have increased because of certain economies of scale from the Atlantis expansion.

Depreciation and amortization expense was $10.1 million in 2000, up 30.5% when compared to 1999, reflecting a full year of depreciation in 2000 compared to approximately nine months of depreciation on the new Sky Terrace, which was completed in late March 1999 and approximately 6 months of depreciation on the new hotel tower, which was completed in June 1999.

Net interest expense for 2000 totaled $8.2 million, up 72.2% from $4.7 million in 1999, reflecting an increase in average outstanding debt primarily from the Atlantis expansion and an increase in interest rates. Because the Atlantis expansion was in operation for the full year 2000, the Company did not capitalize any interest costs; however, during the year 1999, while construction was still in progress, $1.6 million in interest costs were capitalized.

OTHER FACTORS AFFECTING CURRENT AND FUTURE RESULTS

The constitutional amendment approved by California voters allowing the expansion of Indian casinos in California will have an impact on casino revenues in Nevada in general, and many analysts have predicted the impact will be more significant on the Reno-Lake Tahoe market. The extent of this impact is difficult to predict, but the Company believes that the impact on the Company will be mitigated to an extent due to the Atlantis' emphasis on Reno area residents as a significant base of its business. However, if other Reno area casinos suffer business losses due to increased pressure from California Indian casinos, they may intensify their marketing efforts to Reno area residents as well.

The Company also believes that unlimited land-based casino gaming in or near any major metropolitan area in the Atlantis' key non-Reno marketing areas, such as San Francisco or Sacramento, could have a material adverse effect on its business.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically funded its daily hotel and casino activities with net cash provided by operating activities. For the years 2001, 2000, and 1999, net cash provided by operating activities totaled $14.7 million, $12.4 million, and $11.1 million, respectively. During each of the three years, net cash provided by operating activities was sufficient to fund the day to day operating expenses of the Company.

Net cash used in investing activities, which consisted of acquisitions of property and equipment and the completion of the Atlantis expansion, totaled $3.2 million, $2.8 million, and $38.3 million in 2001, 2000, and 1999, respectively. Total capital expenditures, including amounts financed, were $4.5 million, $3.9 million, and $46.1 million in 2001, 2000, and 1999, respectively. Capital expenditures during 1999 primarily reflect construction costs, fixtures, and equipment associated with the Atlantis expansion. The Company funded the majority of these costs with borrowings available under its $80 million construction credit facility and $4.5 million equipment credit facility (the principal terms of which are summarized in Note 5 in the Notes to Consolidated Financial Statements, see Item 8, "FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements") (collectively, the "Credit Facilities"), together with cash flow from operations. At December 31, 2001, the outstanding balance of the two Credit Facilities was $68.0 million and $2.3 million, respectively.

Net cash used in financing activities totaled $9.9 million in 2001, with the funds being used primarily to reduce long-term debt. Net cash used in financing activities totaled $9.2 million in 2000 and net cash provided by financing activities were $28.6 million in 1999, as a result of the Company borrowing funds under its bank credit facilities to finance the construction of the Atlantis expansion.

Contractual cash obligations for the Company as of December 31, 2001 over the next five years are as follows:

	Payments Due by Period			
Contractual Cash Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years
Long Term Debt	$72,342,844	$8,106,296	$64,215,190	$21,358
Capital Lease Obligations	178,334	52,179	104,358	21,797
Operating Leases	564,414	161,261	322,522	80,631
Total Contractual Cash Obligations	$73,085,592	$8,319,736	$64,642,070	$123,786

The Company believes that its existing cash balances, cash flow from operations, and borrowings available under the Credit Facilities, will provide the Company with sufficient resources to fund its operations, meet its debt repayment obligations, and fund its other capital expenditure requirements; however, the Company's operations are subject to financial, economic, competitive, regulatory, and other factors, many of which are beyond its control. If the Company is unable to generate sufficient cash flow, it could be required to adopt one or more alternatives, such as reducing, delaying or eliminating planned capital expenditures, selling assets, restructuring debt or obtaining additional equity capital.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market risks and prices, such as interest rates, foreign currency exchange rates and commodity prices. The Company does not have any cash or cash equivalents as of December 31, 2001 that are subject to market risks.

ITEM 8. FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
MONARCH CASINO & RESORT, INC.

We have audited the accompanying consolidated balance sheets of Monarch Casino & Resort, Inc., (a Nevada corporation) and subsidiary (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Casino & Resort, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/Arthur Andersen LLP

Las Vegas, Nevada
February 15, 2002

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2001	2000	1999
Revenues			
Casino	$ 64,907,920	$ 59,372,374	$ 48,344,843
Food and beverage	31,960,713	30,060,672	25,189,207
Hotel	19,022,188	18,280,209	14,807,903
Other	3,478,171	3,372,732	3,230,489
Gross revenues	119,368,992	111,085,987	91,572,442
Less promotional allowances	(14,853,399)	(14,170,422)	(12,706,786)
Net revenues	104,515,593	96,915,565	78,865,656
Operating Expenses			
Casino	26,036,133	25,488,435	21,659,138
Food and beverage	18,171,412	18,453,229	16,135,529
Hotel	7,133,937	6,429,915	4,889,968
Other	1,300,419	1,350,947	1,132,640
Selling, general and administrative	27,656,572	25,541,559	23,512,414
Depreciation and amortization	10,085,331	10,101,268	7,738,029
Total operating expenses	90,383,804	87,365,353	75,067,718
Income from operations	14,131,789	9,550,212	3,797,938
Other expense			
Interest expense, net	(7,243,330)	(8,164,697)	(4,742,475)
Total other	(7,243,330)	(8,164,697)	(4,742,475)
Income (loss) before income taxes and extraordinary item	6,888,459	1,385,515	(944,537)
Provision (benefit) for income taxes	2,286,695	425,434	(359,672)
Net income (loss)	$ 4,601,764	$ 960,081	$ (584,865)
Income (loss) per share of common stock			
Net income (loss)			
Basic	$ 0.49	$ 0.10	$ (0.06)
Diluted	$ 0.49	$ 0.10	$ (0.06)
Weighted average number of common shares and potential common shares outstanding			
Basic	9,436,275	9,436,275	9,436,275
Diluted	9,479,830	9,476,732	9,436,275

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
Current assets		
Cash	$ 8,385,743	$ 6,783,998
Receivables, net	2,863,939	2,963,648
Federal income tax refund receivable	770,019	417,135
Related party receivables	4,759	62,920
Inventories	976,141	1,099,285
Prepaid expenses	1,635,125	1,875,909
Prepaid federal income tax	-	154,281
Deferred income taxes	1,146,058	2,045,651
Total current assets	15,781,784	15,402,827
Property and equipment		
Land	10,339,530	10,339,530
Land improvements	3,173,676	3,173,926
Buildings	78,955,538	78,955,538
Building improvements	4,763,904	4,733,595
Furniture and equipment	54,101,471	50,924,021
	151,334,119	148,126,610
Less accumulated depreciation and amortization	(47,164,026)	(37,816,876)
	104,170,093	110,309,734
Construction in progress	625,048	-
Net property and equipment	104,795,141	110,309,734
Other assets, net	486,592	678,247
	$ 121,063,517	$ 126,390,808
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current maturities of long-term debt	$ 8,106,296	$ 7,537,893
Accounts payable	6,449,087	8,234,219
Accounts payable construction	147,481	34,650
Accrued expenses	5,702,850	5,690,888
Total current liabilities	20,405,714	21,497,650
Long-term debt, less current maturities	64,236,548	73,480,788
Deferred income taxes	4,990,829	4,583,708
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued	-	-
Common stock, $.01 par value, 30,000,000 shares authorized; 9,536,275 shares issued; 9,436,275 outstanding	95,363	95,363
Additional paid-in capital	17,241,788	17,241,788
Treasury stock, at cost	(329,875)	(329,875)
Retained earnings	14,423,150	9,821,386
Total stockholders' equity	31,430,426	26,828,662
	$ 121,063,517	$ 126,390,808

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional	Retained		
	Shares Outstanding	Amount	Paid-in Capital	Earnings (Deficit)	Treasury Stock	Total
Balance, January 1, 1999	9,436,275	$ 95,363	$ 17,241,788	$ 9,446,170	$ (329,875)	$ 26,453,446
Net Loss	-	-	-	(584,865)	-	(584,865)
Balance, December 31, 1999	9,436,275	95,363	17,241,788	8,861,305	(329,875)	25,868,581
Net income				960,081		960,081
Balance, December 31, 2000	9,436,275	95,363	17,241,788	9,821,386	(329,875)	26,828,662
Net Income				4,601,764		4,601,764
Balance, December 31, 2001	9,436,275	$ 95,363	$ 17,241,788	$ 14,423,150	$ (329,875)	$ 31,430,426

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ 4,601,764	$ 960,081	$ (584,865)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	10,264,757	10,275,198	7,919,120
(Gain) loss on disposal of assets	(24,848)	(138,690)	184,206
Deferred income taxes	1,306,714	1,046,666	(324,283)
Increase in receivables, net	(195,014)	(1,406,051)	(732,208)
Decrease (increase) in inventories	123,144	357,317	(709,238)
Decrease in prepaid expenses	395,065	13,929	322,536
Decrease in other assets	8,766	21,742	41,599
Increase (decrease) in accounts payable	(1,785,132)	996,135	3,796,255
Increase in accrued expenses and federal income taxes payable	11,962	320,839	1,217,812
Net cash provided by operating activities	14,707,178	12,447,166	11,130,934
Cash flows from investing activities:			
Proceeds from sale of assets	59,117	386,558	39,993
Acquisition of property and equipment	(3,383,643)	(2,264,401)	(31,964,910)
Payment on accounts payable construction	112,831	(907,614)	(6,333,353)
Net cash used in investing activities	(3,211,695)	(2,785,457)	(38,258,270)
Cash flows from financing activities:			
Proceeds from long-term borrowings	1,500,000	-	30,671,549
Principal payments on long-term debt	(11,393,738)	(9,245,218)	(2,095,849)
Net cash provided by (used in) financing activities	(9,893,738)	(9,245,218)	28,575,700
Net increase in cash	1,601,745	416,491	1,448,364
Cash at beginning of period	6,783,998	6,367,507	4,919,143
Cash at end of period	$ 8,385,743	$ 6,783,998	$ 6,367,507
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of capitalized interest	$ 7,799,686	$ 7,401,698	$ 4,880,664
Cash paid for income taxes	$ 1,750,000	$ -	$ -
Supplemental schedule of non-cash investing and financing activities:			
The Company financed the purchase of property and equipment in the following amounts	$ 1,217,901	$ 694,469	$ 7,833,446

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Monarch Casino & Resort, Inc. ("Monarch"), a Nevada corporation, was incorporated in 1993. Monarch's wholly-owned subsidiary, Golden Road Motor Inn, Inc. ("Golden Road"), operates the Atlantis Casino Resort (the "Atlantis"), a hotel/casino facility in Reno, Nevada. Unless stated otherwise, the "Company" refers to Monarch and its wholly-owned subsidiary Golden Road.

Until December 1999, Monarch Casino & Resort, Inc. owned two other subsidiaries, Dunes Marina Resort & Casino, Inc.("Dunes Marina"), and Sea World Processors, Inc. ("Sea World"). Dunes Marina and Sea World had been inactive for several years and had virtually no assets or liabilities. In December 1999, both corporations were dissolved.

The consolidated financial statements include the accounts of Monarch and Golden Road. Intercompany balances and transactions are eliminated.

Use of Estimates

In preparing these financial statements in conformity with generally accepted accounting principles in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the year. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2000 and 1999 consolidated financial statements have been reclassified to conform with the 2001 presentation. These reclassifications had no effect on the previously reported net income (loss).

Capitalized Interest

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When no debt is specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed money. Interest capitalization is ceased when the project is substantially complete. The amounts capitalized during the years ended December 31, 2001, 2000, and 1999 were $0, $0, and $1,550,916, respectively.

Related Party Receivables

Receivables from officers, employees, or affiliated companies are primarily for banquet related services and are priced at the retail value of the goods or services provided.

Inventories

Inventories, consisting primarily of food, beverages, and retail merchandise, are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Since inception, property and equipment have been depreciated principally on a straight line basis over the estimated service lives as follows:

Land improvements..........	15-40 years
Buildings	30-40 years
Building improvements ...	15-40 years
Furniture	5-10 years
Equipment	5-20 years

Expenditures for maintenance and repairs are expensed as incurred; expenditures for renewals and improvements are generally capitalized.

Casino Revenues

Casino revenues represent the net win from gaming activity, which is the difference between wins and losses. Additionally, net win is reduced by a provision for anticipated payouts on progressive jackpots and any pre-arranged marker discounts.

Promotional Allowances

The retail value of hotel, food and beverage services provided to customers without charge is included in gross revenue and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in casino costs and expenses as follows:

	Years ended December 31,		
	2001	2000	1999
Food and beverage	$ 8,151,675	$ 7,914,891	$ 6,769,700
Hotel	1,298,431	1,502,527	1,424,700
Other	154,451	123,835	105,400
	$ 9,604,557	$ 9,541,253	$ 8,299,800

Advertising Costs

All advertising costs are expensed as incurred. Advertising expense, which is included in selling, general & administrative expense, was $3,137,197, $3,018,170, and $3,314,101 for 2001, 2000, and 1999, respectively.

Disposal of Fixed Assets

In the year 2001, there was a gain on disposal of fixed assets of approximately $25 thousand, primarily from the sale of used slot and television equipment. In 2000, there was a gain on disposal of fixed assets of approximately $139 thousand, primarily from the sale of used slot equipment. In 1999, there was a loss on disposal of fixed assets of approximately $184 thousand, primarily related to the disposal of obsolete assets. The above mentioned gains are included in other income while losses are included in selling, general & administrative expenses in the Statements of Operations.

Income Taxes

Income taxes are recorded in accordance with the liability method specified by Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." Under the asset and liability approach for financial accounting and reporting for income taxes, the following basic principles are applied in accounting for income taxes at the date of the financial statements: (a) a current liability or asset is recognized for the estimated taxes payable or refundable on taxes for the current year; (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards; (c) the measurement of current and deferred tax liabilities and assets is based on the provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated; and (d) the measurement of deferred taxes is reduced, if necessary, by the amount of any tax benefits that, based upon available evidence, are not expected to be realized.

Pre-Opening Costs

During April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5 "Reporting of the Costs of Start-up Activities" effective for fiscal years beginning after December 15, 1998. The new standard requires that all companies expense costs of "start-up" activities as the costs are incurred. The term "start-up" includes pre-opening, pre-operating, and organization activities. Accordingly, the Company has no capitalized "start-up" costs as of December 31, 2001 or 2000 and all "start-up" costs related to projects were expensed as incurred in 1999. The impact of the adoption of SOP 98-5 on the 1999 consolidated financial statements was not material.

Earnings Per Share

In 1997, the Company adopted the provisions of SFAS No. 128 "Earnings Per Share." SFAS No. 128 replaces previously reported earnings per share with "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing reported net earnings by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects the additional dilution for all potentially dilutive securities such as stock options. In accordance with SFAS No. 128, when an entity has a loss from continuing operations, no potential common shares shall be included in the computation of any diluted per share amount. As such, potential dilution has not been considered in the calculations for 1999.

The following is a reconciliation of the number of shares (denominator) used in the basic and diluted earnings per share computations (Shares in thousands):

	Years ended December 31,					
	2001		2000		1999	
	Shares	Per share Amount	Shares	Per share Amount	Shares	Per share Amount
Net income (loss)						
Basic	9,436	$ 0.49	9,436	$ 0.10	9,436	$ (0.06)
Effect of dilutive stock options	44	-	41.00	-	-	-
Diluted	9,480	$ 0.49	9,477	$ 0.10	9,436	$ (0.06)

The following options were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares:

	2001	2000	1999
Options to purchase shares of common stock (in thousands)	3	19	-
Exercise prices	-5.94	$5.25 - $6.00	-
Expiration dates	9/03	6/03 - 2/10	-

In accordance with SFAS No. 128, no options were included in the computation of diluted earnings per share in 1999 because the Company reported a loss and the effect of the options would be anti-dilutive.

Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107 "Disclosures About Fair Value of Financial Instruments." The estimated fair value of the Company's financial instruments has been determined by the Company, using available market information and valuation methodologies. However, considerable judgment is required to develop the estimates of fair value; thus, the estimates provided herein are not necessarily indicative of the amounts that the Company could realize in current market exchange.

The carrying amounts of cash, receivables, accounts payable and accrued expenses, and current installments of long-term debt approximate fair value because of the short-term nature of these instruments.

The fair value of long-term debt is estimated based on the current borrowing rates offered to the Company for debt of the same remaining maturities.

It is estimated that the carrying amounts of all of the Company's financial instruments approximate fair value at December 31, 2001 and 2000.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of bank deposits and trade receivables. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. The Company believes it is not exposed to any significant credit risk on cash and accounts receivable.

Guarantee Fees

The officers of the Company earn a guarantee fee of two percent of the average outstanding guaranteed debt as compensation for their personal guarantees. For the year ended December 31, 2001, the Company paid approximately $1.5 million in guarantee fees to its officers and recorded these amounts as interest expense.

Certain Risk and Uncertainties

A significant portion of the Company's revenues and operating income are generated from patrons who are residents of northern California. A change in general economic conditions or the extent and nature of casino gaming in California, Washington or Oregon could adversely affect the Company's operating results. On September 10, 1999, California lawmakers approved a constitutional amendment that would give Indian tribes the right to offer slot machines and a range of house-banked card games. On March 7, 2000, California voters approved the constitutional amendment.

The Company also relies on non-conventioneer visitors partially comprised of individuals flying into the Reno area. The tragic events of September 11, 2001 could have an adverse effect on the Company's revenues from this segment as consumers may need time to restore their confidence in air travel.

Impact of Recently Issued Accounting Standards

In November 2000, the Emerging Issues Task Force ("EITF") of the FASB reached a consensus on EITF 00-14, "Accounting for Certain Sales Incentives." EITF 00-14 requires that discounts which result in a reduction in or refund of the selling price of a product or service in a single exchange transaction be recorded as a reduction of revenues. The Company currently accounts for sales incentives in accordance with EITF 00-14.

In February 2001, the EITF reached a partial consensus on EITF 00-22, "Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future." The consensus requires that vendors recognize the cash rebate or refund obligation associated with time- or volume-based cash rebates as a reduction of revenue based on a "systematic and rational allocation of the cost of honoring rebates or refunds earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate or refund." The liability for such obligations should be based on the estimated amount of rebates or refunds to be ultimately earned, including an estimation of "breakage" if it can be reasonably estimated. The consensus is applicable beginning in the first quarter of 2001. The Company's adoption of EITF 00-22 in the first quarter of 2001 did not have any effect on previously reported operating income or net income.

NOTE 2. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 31, 2001	December 31, 2000
Casino	$ 2,771,654	$ 2,892,043
Hotel	895,366	1,238,919
Other	122,002	146,944
	3,789,022	4,277,906
Less allowance for doubtful accounts	(925,083)	(1,314,258)
	$ 2,863,939	$ 2,963,648

The Company recorded bad debt expense of $1,239,368, $665,177, and $548,464, in 2001, 2000, and 1999, respectively.

NOTE 3. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31, 2001	December 31, 2000
Accrued salaries, wages and related benefits	$ 2,820,394	$ 2,292,675
Progressive slot machine and other gaming accruals	812,547	891,841
Accrued gaming taxes	67,090	321,026
Accrued interest	274,182	1,009,964
Other accrued liabilities	1,728,637	1,175,382
	$ 5,702,850	$ 5,690,888

NOTE 4. LEASE COMMITMENTS

The Company leases certain furniture and equipment. The leases generally provide for the lessee to pay taxes, maintenance, insurance, and certain other operating costs of the leased property. The leases on most of the properties contain renewal provisions.

Following is a summary of future minimum payments under capitalized leases and under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2001:

	Capitalized Leases	Operating Leases
Year ending December 31,		
2002	52,179	$ 161,261
2003	52,179	161,261
2004	52,179	161,261
2005	21,797	80,631
Total minimum lease payments	178,334	$ 564,414
Less: amount representing interest	(23,457)	
Present value of minimum capitalized lease payments	154,877	
Less: current portion	(40,893)	
Long-term capitalized lease obligations	$ 113,984	

Capital lease obligations are included with long-term and short-term debt on the balance sheet.

Assets recorded under capital leases are included in Property and Equipment as follows:

	2001	2000
Furniture and equipment	$ 221,061	$ 221,061
Accumulated amortization	(66,111)	(22,106)
	$ 154,950	$ 198,955

Rental expense for operating leases amounted to $184,656, $104,397, and $20,028, in 2001, 2000, and 1999, respectively as reported in selling, general and administrative expenses in the statement of operations.

NOTE 5. LONG-TERM DEBT

Long-term debt consists of the following:

	December 31, 2001	December 31, 2000
Amounts outstanding under bank reducing revolving credit facility, collateralized by substantially all property and equipment of Golden Road and guaranteed by Monarch and its three largest stockholders, with floating interest rates tied to a base rate approximately equal to the prime rate or LIBOR (at the Company's option) plus a margin which fluctuates according to the Company's ratio of funded debt to EBITDA. The weighted average interest rate was approximately 4.14% at December 31, 2001, and 9.13% at December 31, 2000. The loan matures in June 2004, with all unpaid interest and principal due and payable at that time	$ 68,000,000	$ 74,600,000

	December 31,	
	2001	2000
Note payable to bank in the amount of $1,897,597, collateralized by real property and guaranteed by Monarch and its three largest stockholders, with floating interest rates equal to the three month LIBOR rate plus a margin which fluctuates according to the Company's ratio of funded debt to EBITDA. At December 31, 2001, the interest rate was approximately 5.1% and was approximately 9.304% at December 31, 2000. Interest and scheduled principal payments are payable quarterly until June 2004, with all unpaid interest and principal due and payable at that time	1,111,071	1,414,091
Amount outstanding under bank promissory note for $1,000,000, unsecured and guaranteed by Monarch's three largest stockholders, with a variable initial interest rate of 9.00% and adjusted based on an independent index plus 0.5 percentage points over the index. Interest was paid monthly and the note matured on April 5, 2001. At April 5, 2001, the interest rate was 8.00%.	-	750,000
Amounts outstanding under bank credit facility for up to $4,500,000, collateralized by furniture, fixtures and equipment and guaranteed in full by Monarch and in part by Monarch's three largest stockholders, with interest rates on advances fixed at a margin over five year U.S. Treasury notes. At December 31, 2001 and 2000, the Company's weighted average interest rate was 7.44%. Each advance under the credit facility is repaid in 60 monthly installments of principal and interest. The balances mature at various dates between 2003 and 2004.	2,339,932	3,185,761
Slot purchase contracts, collateralized by equipment. Contracts are non-interest bearing	736,964	875,303
Amounts outstanding under a capital lease, collateralized by equipment	154,877	192,531
Notes payable, collateralized by equipment, with principal and interest due monthly through 2001	-	995
	72,342,844	81,018,681
Less: current maturities	(8,106,296)	(7,537,893)
	$64,236,548	$73,480,788

THE CREDIT FACILITY. At origination in 1997, the Company had an $80 million reducing revolving term loan credit facility (the "Credit Facility") with a consortium of banks. As of December 31, 2001, maximum borrowing capacity was $68,000,000 of which $68,000,000 was outstanding. The Credit Facility is a direct obligation of Golden Road, and is guaranteed by Monarch. The Credit Facility is also guaranteed individually by John Farahi, Co-Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Monarch and Golden Road and General Manager of the Atlantis; Bahram (Bob) Farahi, Co-Chairman of the Board and President of Monarch and Golden Road; and Behrouz Ben Farahi, Co-Chairman of the Board, Chief Financial Officer, Secretary and Treasurer of Monarch and Golden Road.

The Company was able to utilize proceeds from the Credit Facility for working capital needs and general corporate purposes relating to the Atlantis and for ongoing capital expenditure requirements at the Atlantis.

At the Company's option, borrowings under the Credit Facility can accrue interest at a rate designated by the agent bank as its base rate (the "Base Rate") or at the London Interbank Offered Rate ("LIBOR") for one, two, three or six month periods. The rate of interest paid by the Company will include a margin added to either the Base Rate or to LIBOR that is tied to the Company's ratio of funded debt to EBITDA (the "Leverage Ratio"). Depending on the Company's Leverage Ratio, this margin can vary between 0.00 percent and 2.00 percent above the Base Rate, and between 1.50 percent and 3.50 percent above LIBOR. At December 31, 2001, the applicable margin was the Base Rate plus 0.5%, and the applicable LIBOR margin was LIBOR plus 2.0%. The Base Rate at December 31, 2001 was 5.25%, and the LIBOR rate at December 31, 2001 was 4.11%. At December 31, 2001, the Company had

$1.5 million in Base Rate loans outstanding and had one LIBOR loan outstanding totaling $66.5 million, for a total obligation of $68.0 million.

The maturity date of the Credit Facility is June 30, 2004. Beginning July 1, 2000, the maximum principal available under the Credit Facility is reduced quarterly from $80 million by an aggregate of $40 million in increasing increments ranging from $1.5 million to $6 million per quarter. The Company may prepay borrowings under the Credit Facility without penalty (subject to certain charges applicable to the prepayment of LIBOR borrowings prior to the end of the applicable interest period) so long as the amount repaid is at least $200 thousand and a multiple of $10 thousand. Amounts prepaid under the Credit Facility may be reborrowed so long as the total borrowings outstanding do not exceed the maximum principal available. The Company may also permanently reduce the maximum principal available under the Credit Facility at any time so long as the amount of such reduction is at least $500 thousand and a multiple of $50 thousand.

The Credit Facility is secured by liens on substantially all of the real and personal property of Golden Road, as well as by the aforementioned parent and personal guarantees. The Credit Facility contains covenants customary and typical for a facility of this nature, including, but not limited to, covenants requiring the preservation and maintenance of the Company's assets (including provisions requiring that a minimum amount equal to two percent of the Company's gaming revenues each year must be expended on capital expenditures at the Atlantis), and covenants restricting the Company's ability to merge, transfer ownership of Golden Road, incur additional indebtedness, encumber assets, and make certain investments. The Credit Facility also contains covenants requiring the Company to maintain certain financial ratios, and provisions restricting transfers between Golden Road and Monarch and between Golden Road and other specified persons. The Credit Facility also contains provisions requiring the achievement of certain financial ratios before the Company can repurchase its common stock or pay or declare dividends. The Company is in compliance with all required covenants as of December 31, 2001, and 2000.

The Company paid various fees and other loan costs upon the closing of the Credit Facility that are being amortized over the term of the Credit Facility using the straight-line method, which approximates the effective interest rate method. As of January 2000, the Company is required to pay a fee equal to three eighths of one percent per annum on the average unused portion of the Credit Facility.

Annual maturities of long-term debt as of December 31, 2001, are as follows:

Year ending December 31,	
2002	$ 8,106,296
2003	11,462,282
2004	52,752,909
2005	21,357
	$ 72,342,844

NOTE 6. INCOME TAX

Income tax provision (benefit) consists of the following:

The difference between the Company's provision (benefit) for federal income taxes as presented in the accompanying Consolidated Statements of Operations, and the provision (benefit) for income taxes computed at the statutory rate is comprised of the items shown in the following table as a percentage of pre-tax earnings.

	Years ended December 31,		
	2001	2000	1999
Income tax at the statutory rate	34.0%	34.0%	(34.0)%
Non-deductible expenses	0.5%	2.5%	3.5%
Tax credits	(1.3)%	(5.8)%	(7.6)%
Other, net		-	-
	33.2%	30.7%	(38.1)%

The components of the deferred income tax assets and liabilities at December 31, 2001 and 2000, as presented in the Consolidated Balance Sheets, are as follows:

	Years ended December 31,	
	2001	2000
Current assets		
Compensation and benefits	$ 292,880	$ 207,719
Bad debt reserves	314,395	446,981
Accrued gaming liabilities	100,103	115,850
Accrued other liabilities	22,100	27,200
Alternative minimum tax credit	416,580	1,058,204
Other tax credit	-	189,697
	1,146,058	2,045,651
Non-current assets		
Net operating loss carryforward	-	422,302
Deferred income tax asset	$ 1,146,058	$ 2,467,953
Non-current liabilities		
Impairment of assets	$ (70,196)	$ (70,196)
Depreciation	(4,643,090)	(4,658,271)
Land basis	(277,543)	(277,543)
Deferred income tax liability	$ (4,990,829)	$ (5,006,010)

SFAS No. 109 requires recognition of the future tax benefit of deferred tax assets to the extent realization of such benefits is "more likely than not," otherwise a valuation allowance is applied. Based on the operating history of the Company, management determined that the assets meet the "more likely than not" criteria and therefore no valuation allowance has been recognized as of December 31, 2001.

As of December 31, 2001, the Company had an alternative minimum tax credit of $416,580 which can be carried forward indefinitely.

NOTE 7. BENEFIT PLANS

Savings Plan - Effective November 1, 1995, the Company adopted a savings plan, which qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, participating employees may defer up to 15% of their pre-tax compensation, but not more than statutory limits. The Company contributes twenty five cents for each dollar contributed by a participant, with a maximum contribution of 4% of a participant's compensation. The Company's matching contributions were approximately $31,916, $24,097, and $21,770 in 2001, 2000, and 1999, respectively.

Stock Option Plans - The Company maintains three stock option plans, consisting of the Directors' Stock Option Plan, the Executive Long-term Incentive Plan, and the Employee Stock Option Plan, which collectively provide for the granting of options to purchase up to 425,000 common shares. The exercise price of stock options granted under the plans is established by the respective plan committees, but the exercise price may not be less than the market price of the Company's common stock on the date the option is granted. Options expire five to ten years from the grant date.

The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost on the fair market value at the grant dates for awards under the stock option plans, consistent with the method prescribed by SFAS No. 123, net income and income per share would have been changed to the pro forma amounts indicated below:

		Years ended December 31,		
		2001	2000	1999
Net income (loss)	As reported	$ 4,601,764	$ 960,081	$ (584,865)
	Pro forma	$ 4,483,804	$ 881,597	$ (803,022)
Basic earnings (loss) per share	As reported	$ 0.49	$ 0.10	$ (0.06)
	Pro forma	$ 0.48	$ 0.09	$ (0.09)
Diluted earnings (loss) per share before	As reported	$ 0.49	$ 0.10	$ (0.06)
	Pro forma	$ 0.47	$ 0.09	$ (0.09)

The fair value of the Company's stock options was estimated as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000, and 1999: dividend yield of 0.0% for all periods; expected volatility of 70.4%, 107.8%, and 128.0%, respectively; a weighted average risk free interest rate of 4.36%, 6.0%, and 5.0%, respectively; and expected holding periods of three to nine years.

Presented below is a summary of the status of the Company's stock options and the related transactions.

		Shares	Weighted Average Exercise Price
Outstanding at December 31, 1998		252,200	3.47
Granted		4,800	5.50
Exercised		-	-
Forfeited/expired		(60,100)	(5.93)
Outstanding at December 31, 1999		196,900	3.04
Granted		19,800	5.07
Exercised		-	-
Forfeited/expired		(63,150)	(4.92)
Outstanding at December 31, 2000		153,550	$ 3.19
Granted		28,200	5.14
Exercised		-	-
Forfeited/expired		(21,850)	(4.95)
Outstanding at December 31, 2001		159,900	$ 3.38
Weighted average fair value of options granted during	2001	$ 5.14	
	2000	$ 5.07	
	1999	$ 5.50	

		Stock Options Outstanding		Stock Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$2.25 to $2.88	115,500	4.00	$ 2.66	50,000	$ 2.38
$4.38 to $5.50	33,300	4.00	$ 5.12	18,300	$ 5.23
$5.68 to $6.00	11,100	4.00	$ 5.73	3,050	$ 5.94
Total	159,900			71,350	

NOTE 8. COMMITMENTS AND CONTINGENCIES

Self Insurance - The Company is self-insured for health care claims for eligible active employees. Benefit plan administrators assist the Company in determining its liability for self-insured claims, and such claims are not discounted. The Company is also self-insured for workman's compensation. Both plans limit the Company's maximum liability under stop-loss agreements with insurance companies. The maximum liability for health care claims under the stop-loss agreement is $50,000 as of November 1, 1999, and was $40,000 prior to that date. The maximum liability for workman's compensation under the stop-loss agreement is $300,000 per claim.

The Company is a defendant in various pending legal proceedings. In the opinion of management, all pending claims in such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position or results of operations.

NOTE 9. SELECTED QUARTERLY FINANCIAL DATA

	2001				
	1st Quarter (Unaudited)	2nd Quarter (Unaudited)	3rd Quarter (Unaudited)	4th Quarter (Unaudited)	Total
Net revenues	$ 23,750,181	$ 27,731,985	$ 28,221,640	$ 24,811,787	$ 104,515,593
Operating expenses	$ 21,425,694	$ 22,587,821	$ 22,998,370	$ 23,371,919	$ 90,383,804
Income from operations	$ 2,324,487	$ 5,144,164	$ 5,223,270	$ 1,439,868	$ 14,131,789
Net income	$ 302,311	$ 1,734,054	$ 2,383,021	$ 182,378	$ 4,601,764
Income per share of common stock					
Basic	$ 0.03	$ 0.18	$ 0.25	$ 0.03	$ 0.49
Diluted	$ 0.03	$ 0.18	$ 0.25	$ 0.03	$ 0.49

	2000				
	1st Quarter (Unaudited)	2nd Quarter (Unaudited)	3rd Quarter (Unaudited)	4th Quarter (Unaudited)	Total
Net revenues	$ 22,649,726	$ 24,978,492	$ 26,578,187	$ 22,709,160	$ 96,915,565
Operating expenses	$ 20,466,905	$ 21,524,468	$ 23,567,411	$ 21,806,569	$ 87,365,353
Income from operations	$ 2,182,821	$ 3,454,024	$ 3,010,776	$ 902,591	$ 9,550,212
Net income (loss)	$ 93,204	$ 829,820	$ 582,274	$ (545,217)	$ 960,081
Income (loss) per share of common stock					
Basic	$ 0.01	$ 0.09	$ 0.06	$ (0.06)	$ 0.10
Diluted	$ 0.01	$ 0.09	$ 0.06	$ (0.06)	$ 0.10

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

This information is incorporated by reference to the Company's Proxy Statement to be filed with the Commission in connection with the Annual Meeting of Stockholders to be held on June 12, 2002.

ITEM 11. EXECUTIVE COMPENSATION

This information is incorporated by reference to the Company's Proxy Statement to be filed with the Commission in connection with the Annual Meeting of Stockholders to be held on June 12, 2002.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

This information is incorporated by reference to the Company's Proxy Statement to be filed with the Commission in connection with the Annual Meeting of Stockholders to be held on June 12, 2002.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

This information is incorporated by reference to the Company's Proxy Statement to be filed with the Commission in connection with the Annual Meeting of Stockholders to be held on June 12, 2002.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) 1. **Financial Statements**

Included in Part II of this report:

Consolidated Statements of Operations for the years ended December 31, 2001, 2000, and 1999.

Consolidated Balance Sheets at December 31, 2001 and 2000.

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999.

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999.

Notes to Consolidated Financial Statements.

2. Schedules are omitted because of the absence of conditions under which they are required or because the required information is provided in the financial statements or notes thereto.

(b) Reports on Form 8-K

None.

(c) Exhibits

A list of exhibits filed by the Company with Securities and Exchange Commission will be furnished upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONARCH CASINO & RESORT, INC.
(Registrant)

Date: March 27, 2002

By: BEN FARAHI
Ben Farahi, Co-Chairman of the Board, Secretary, Treasurer and Chief Financial Officer (Principal Financial Officer and Duly Authorized Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
JOHN FARAHI John Farahi	Co-Chairman of the Board of Directors, Chief Executive Officer (Principal Executive Officer) and Director	March 25, 2002
BOB FARAHI Bob Farahi	Co-Chairman of the Board of Directors, President, and Director	March 22, 2002
BEN FARAHI Ben Farahi	Co-Chairman of the Board of Directors, Secretary, Treasurer, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director	March 25, 2002
CRAIG F. SULLIVAN Craig F. Sullivan	Director	March 25, 2002
RONALD R. ZIDECK Ronald R. Zideck	Director	March 25, 2002
CHARLES W. SCHARER Charles W. Scharer	Director	March 25, 2002

MONARCH CASINO & RESORT, INC.

1175 West Moana Lane, Suite 200 • Reno, NV 89509 • (775) 825-3355 • Fax (775) 825-7705

DIRECTORS AND OFFICERS

Board of Directors

John Farahi
Co-Chairman of the Board, Chief Executive Officer and Chief Operating Officer,
Monarch Casino & Resort, Inc.

Bob Farahi
Co-Chairman of the Board and
President, Monarch Casino & Resort, Inc.

Ben Farahi
Co-Chairman of the Board, Chief Financial Officer,
Secretary and Treasurer,
Monarch Casino & Resort, Inc.

Craig F. Sullivan
President, Sullivan & Associates
Las Vegas, Nevada

Ronald R. Zideck
Retired Managing Partner, Grant Thornton LLP
Reno, Nevada

Charles W. Scharer
Retired President & CEO, Harveys Casino Resorts
Stateline, Nevada

Executive Officers

John Farahi
Co-Chairman of the Board, Chief Executive Officer
and Chief Operating Officer

Bob Farahi
Co-Chairman of the Board and President

Ben Farahi
Co-Chairman of the Board, Chief Financial Officer,
Secretary and Treasurer

STOCKHOLDER/CORPORATE INFORMATION

Monarch Casino & Resort, Inc. common stock is traded on The Nasdaq Stock Market℠ under the symbol MCRI.

The Annual Meeting of Stockholders of Monarch Casino & Resort, Inc. will be held Wednesday, June 12, 2002, at 10:00 a.m. local time at the Atlantis Casino Resort, 3800 South Virginia Street, Reno, Nevada 89502.

Transfer Agent

American Stock Transfer and Trust Company
40 Wall Street, New York, New York 10005

Stockholder address changes and inquiries regarding stock certificates should be directed to:
American Stock Transfer & Trust Company,
40 Wall Street, New York, New York 10005

Corporate Counsel

Kummer Kaempfer Bonner & Renshaw
Las Vegas, Nevada

Subsidiary

Golden Road Motor Inn, Inc.

Investor Relations

Karl Brokmann
1175 West Moana Lane, Suite 200
Reno, Nevada 89509
(775) 825-3355

Websites

www.monarchcasino.com
www.atlantiscasino.com

Reno/Sparks Convention Center

Located directly across the street from Atlantis


© LMN

Expansion & Renovation to be completed mid July 2002

MONARCH
CASINO & RESORT